UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number: 000-11743

WACOAL HOLDINGS CORP.

(Translation of registrant’s name into English)

29, Nakajima-cho, Kisshoin, Minami-ku

Kyoto, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Information furnished on this form:

EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	April 25, 2013	Fourth Announcement Regarding Delisting American Depositary Receipts from NASDAQ and Deregistration under the U.S. Securities Exchange Act of 1934

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)

By:	/s/ Ikuo Otani
Ikuo Otani
Senior Managing Director and General Manager of Corporate Planning

Date: April 25, 2013

[Exhibit 1]

April 25, 2013

To whom it may concern:

WACOAL HOLDINGS CORP.

Yoshikata Tsukamoto, President and Representative Director

(Code Number: 3591)

(Tokyo Stock Exchange, First Section)

(Osaka Securities Exchange, First Section)

Ikuo Otani, Senior Managing Director and

General Manager of Corporate Planning

(Telephone: +81(075)682-1010)

Fourth Announcement Regarding Delisting American Depositary Receipts from NASDAQ and

Deregistration under the U.S. Securities Exchange Act of 1934

As previously announced on April 2, 2013, we hereby announce that we filed an application to delist our American Depositary Receipts (“ADRs”) from NASDAQ Stock Market (“NASDAQ”) on April 15, 2013 (U.S. Eastern Standard Time) and accordingly our ADRs were delisted on April 25, 2013.

Details

1.	Date of Delisting (U.S. Eastern Standard Time)

Thursday, April 25, 2013

We intend to maintain our ADR program following our delisting from NASDAQ and therefore anticipate that our ADRs will continue to be held and traded in the United States after April 25, 2013.

2.	Filing Application for Deregistration with the Securities and Exchange Commission

Concurrently with our delisting from NASDAQ, we have filed an application with the Securities and Exchange Commission (“SEC”) for termination of our registration and applicable disclosure obligations under the U.S. Securities Exchange Act of 1934 (“Exchange Act”) (Form 15F) on April 25, 2013. Form 15F is expected to become effective ninety (90) days after the filing, on July 24, 2013, and our registration and applicable disclosure obligations with the SEC are expected to terminate as of July 24, 2013.

3.	Information Disclosure after Deregistration under the Exchange Act

While our disclosure obligations under the Exchange Act (including filing of annual reports on Form 20-F) will be terminated, we will continue to prepare and disclose on our homepage our consolidated financial statements in English in accordance with U.S. generally accepted accounting principles in order to enable investors to compare future results with past disclosure.

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